SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                FOR THE MONTH OF
                                  FEBRUARY 2001


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X Form 40-F ___
                                     --


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes ___ No X
                                            ---

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                  Sapiens International Corporation N.V.
                                               (Registrant)




Date: February 28, 2001                By: /s/ Steve Kronengold
                                           -----------------------------
                                               Steve Kronengold
                                               General Counsel


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[Logo omitted]


                                              FOR ADDITIONAL INFORMATION

                                                  Yitzhak Sharir
                                                  Chief Executive Officer
                                                  Sapiens International
                                                  Tel: +1-877-554-2426
                                                       +972-8-938-2905
                                                  E-mail: itzick.s@sapiens.com
                                                          --------------------


                SAPIENS SHAREHOLDERS APPROVE PRIVATE PLACEMENT OF
                                   $15 MILLION

IN PARALLEL, THE COMPANY CONTINUES TO STREAMLINE OPERATIONS TO REDUCE COSTS AND
                        ACHIEVE OPERATIONAL EFFICIENCIES


Research Triangle Park, NC-- February 26, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announceD that its shareholders have approved the private placement of $15 million of convertible preferred shares with Yarnfield International Limited, an affiliate of the Magnum Technologies Fund, and Formula Systems (1985) Ltd. The transaction is scheduled to close on February 28, 2001.

In addition to the funds from the private placement, the Company's principal lenders, Bank Leumi and Bank Hapoalim, have agreed to extend the Company's credit lines by an additional $10 million.

"The funding from the private placement and the extension of our credit facilities give us the cash resources that we need to implement our recovery plan," said Itzick Sharir, the Company's President and Chief Executive Officer. "This is a critical vote of confidence in our future from investors and banking institutions that have a deep understanding of our business. We remain confident in our ability to restore the Company to profitability and future growth and we thank our shareholders for their overwhelming support.

"We continue to take steps to streamline our operations and focus our energies on our core strengths. These measures include the closing of our offices in Australia and Brazil and the realignment of our offices in Spain and Germany. We have also closed the New York and Chicago offices of our B2B subsidiary, eZoneX Inc., and have dramatically reduced its operating costs while leaving open the possibility of an investment by outside parties in eZoneX."

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[Logo omitted]



        FOR ADDITIONAL INFORMATION
        Yitzhak Sharir                   John W. Heilshorn, Jr./Jody Burfening
        Chief Executive Officer          Lippert/Heilshorn &
        Sapiens International            Associates Inc.
        Tel: +1-877-554-2426             Tel: +1-212- 838-3777
             +972-8-938-2905
        E-mail: itzick.s@sapiens.com     E-mail: john@lhai.com

                   PANASONIC UK AWARDS SAPIENS A SUPPLY CHAIN
                   MANAGEMENT PROJECT VALUED AT $2.75 MILLION

Research Triangle Park, NC-- February 20, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Panasonic UK, a leading supplier of electronic products, has selected the Sapiens eMerge solution as the basis of further development and enhancement of their supply chain logistics system known as PRIDE. This project broadens a seven-year IT relationship between Panasonic UK and Sapiens, during which time the two companies jointly developed the PRIDE application. The current development project is valued at $2.75 million.

PRIDE, a mission-critical application, is an end-to-end supply chain solution that enables Panasonic UK to manage and track each product from the initial purchase order through delivery. A new customs management component to be added to PRIDE will track Panasonic UK's compliance with customs regulations.

Commenting on this project, Mr. Mark Fraser, IT Director of Panasonic UK, said:
"We are delighted to be extending our long-term relationship with Sapiens, through further development and enhancement of our PRIDE logistics system. We have been very impressed with Sapiens' eMerge solution, and its domain expertise in designing and developing supply chain solutions. The Sapiens team has strongly supported us and we expect to see substantial business benefits from this project."

Mr. Yair Spitzer, Vice President, Sapiens UK, added: "This significant project for the further development of Panasonic UK's critical order fulfillment system adds to our credentials as a global provider of e-business solutions, including those that address critical supply chain needs. We look forward to the continuation of our long, mutually beneficial relationship with Panasonic UK, as we attract new customers worldwide, who are now facing the emerging e-business challenge."

ABOUT PANASONIC UK

Panasonic was established in the UK in 1972. Since then the company has grown substantially and become a leading supplier of consumer, business and communication electronics products. Its UK headquarters is located in Bracknell, Berkshire and is supported by a Logistics Center in Northampton. Panasonic's parent company, Matsushita Electric Industrial Co. Ltd., has also established seven manufacturing plants in the UK, and the company now employs in total more than 4,000 people in the UK.

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.